*AB 3/20

[redacted]

14049157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investments Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Caldwell 480-477-2147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
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MAR 04 2014

Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Peter Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investments Distributor, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE M. HOPKINS
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 31, 2016

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

ING Investments Distributor, LLC
Year ended December 31, 2013
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

ING Investments Distributor, LLC
Statement of Financial Condition
December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
ING Investments Distributor, LLC

We have audited the accompanying statement of financial condition of ING Investments Distributor, LLC (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Investments Distributor, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2014

ING Investments Distributor, LLC
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	57,611,658
Accounts receivable		18,187,839
Prepaid expenses		469,637
Receivables from affiliates		79,407
Deferred acquisition cost, net of amortization		2,607,024
Other assets		35,806
Total assets		78,991,371
Liabilities and member's equity		
Liabilities:		
Commissions and concessions payable		23,277,334
Accounts payable and other accrued liabilities		2,188,481
Payables to affiliates		17,015,690
Other liabilities		4,985,195
Total liabilities		47,466,700
Total member's equity		31,524,671
Total liabilities and member's equity	$	78,991,371

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

ING Investments Distributor, LLC (the "Company") is owned by its primary member, ING Funds Services, LLC ("Member" or "Parent") which is a wholly-owned subsidiary of ING Capital Corp., LLC ("ING CC"). ING CC is a wholly-owned subsidiary of ING Investment Management LLC ("IIM"). IIM is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH"), and ultimately of ING U.S., Inc. ("ING U.S."). Until the date of the ING U.S. initial public offering described below, ING U.S. was a wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is engaged primarily in the marketing and distribution of mutual funds and variable products but may also distribute 529 Plans, hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is the principal underwriter and distributor for mutual funds which are managed by ING U.S., Inc. affiliates.

In early 2013, the Company, along with ING Investment Management Co. LLC and ING Funds Services, LLC, entered into a program management agreement with The Iowa Educational Savings Plan Trust (the "Trust") to allow the ING entities to serve as the program manager and distributor of the advisor-sold Iowa 529 College Savings Program. The Iowa 529 Plan is offered as a series of investment "options" that are issued and administered by the Trust, for which the Treasurer of The State of Iowa serves as Trustee.

ING divested 25% of ING U.S. on May 7, 2013, in ING U.S.'s initial public offering, and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. ING Group divested an additional 14% of ING U.S. on October 29, 2013, in a registered offering, reducing its total ownership to 57% as of that date.

On April 11, 2013, ING U.S. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S. announced additional details regarding the operational and legal work to rebrand. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management business (including the Company) will rebrand to Voya Investment Management and its Employee Benefits business will begin using the Voya Financial Brand. Further, in September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, will change their names to reflect the Voya brand. ING U.S. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition - Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Distribution fees receivable is a component of accounts receivable in the accompanying statement of financial condition and amounted to $17,424,779 at December 31, 2013. Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to 1.00% of the fund's average daily net assets. Distribution and shareholder service fees payable at December 31, 2013 were $22,755,877. In 2013, due to the economic environment the Company has waived distribution fees associated with certain money market funds.

529 Revenue

The Company serves as the distributor of the advisor sold 529 plan for the Wisconsin College Savings Plan under a subcontract agreement with the program manager TIAA-CREF Tuition Financing Inc. (TFI). The Company also serves as distributor of the advisor sold 529 plan of the IOWA Educational Savings Plan. As distributor, the Company receives distribution fees from the 529 Options ranging from 0.25% to 1.00% on an annual basis of the respective options net asset. Distribution fees receivable is a component of accounts receivable in the accompanying Statement of Financial Condition and amounted to $579,993 at December 31, 2013. Under selling agreements with authorized dealers, the Company makes ongoing payments on a monthly basis for distribution and service fees at annual rates ranging from 0.25% to 1.00% of the option's average daily net assets. Distribution and service fees payable at December 31, 2013 were $471,457.

Other Revenue

Other revenue is comprised primarily of fees earned from the sale and redemption of mutual fund shares. The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as a contingent deferred sales charge ("CDSC") upon the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. Receivables of $77,793, representing underwriting fees, were accrued for as a receivable at December 31, 2013, which is included in accounts receivable on the statement of financial condition. These fees are recognized at the time of the shareholder purchase or redemption.

Interest revenues earned are accounted for on an accrual basis.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2013 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statement were issued.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of ING U.S., whether or not an actual cash distribution is made to its Parent during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2013. Certain items will be deducted in different periods for tax purposes from those used for

financial reporting purposes. These temporary differences are reflected at the Parent due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statement of the Company.

During the first quarter 2013, the IRS completed its examination of the ING U.S. return for the tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statement. ING U.S. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge ("CDSC") is applied when the client's investment is redeemed.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A) are paid by the redeeming shareholder and are imposed on class A shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% of the lesser of current or original price (.5% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first 18 months). CDSC is typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% of the lesser of current or original price in the second, third, fourth, fifth, and sixth years, respectively. CDSC for Class C shares is imposed at a rate of 1% of the lesser of current or original price for one year.

The Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $1 million if the shares are repurchased by the Fund within one year of the shareholder's purchase.

For 529 Plan option shares, the Company is entitled to a CDSC, which is imposed upon the redemption of Class A, Class AR, Class C and Class C1 shares. Such charges are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% of the lessor of current or original purchase price. Charges on redemptions of Class AR and Class C shares within 1 year of purchase amount to 1% of the lessor of current or original purchase price. Charges on redemptions of Class C1 within 1 year of purchase amount to 0.50% of the lessor of current or original purchase price.

Prior to January 1, 2008, the Company entered into transactions relating to its deferred acquisition costs - B share asset with a third-party financial institution under an on-going agreement (the Agreement). Pursuant to the Agreement, the Company received cash in exchange for amounts defined as payment of commissions on sales of fund B shares and a third-party financial institution would receive in return, the secured right to directly receive all payment of the annual distribution fees of .75% of such B share net assets and all related CDSC's related to such B shares. Beginning January 1, 2008, the Company no longer sells its' B share acquisition costs under the Agreement. For all B share sales occurring between January 2008 and January 2010, the Company capitalized the deferred acquisition costs and amortized them over the life of the CDSC fee. For all B share sales prior to December 31, 2007, the existing Agreement with the third-party financial institution remains in place for the life of those B shares. In January 2010, the Company ceased distributing new B shares. All existing financing arrangements will remain effective for the life of the outstanding B shares.

In accordance with ASC Topic 946, *Financial Services-Investment Companies*, the Company treats the B share activity and the Agreement as a sale for financial accounting and reporting purposes and regulatory net capital purposes.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2013, no valuation allowance was recorded.

5. Related Party Transactions

The Company distributes mutual funds and variable products through its insurance and other affiliates. As the distributor for these products, the Company receives distribution and shareholder service fees from the funds and variable products which are paid to the affiliated companies by the Company upon receipt from the funds.

The Company participates in administrative service agreements with affiliated companies and ING AIH for general business, administrative, and management services provided by the affiliated companies to the Company.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third-parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Throughout the year ended December 31, 2013, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions.

6. Employee Benefits

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2013, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

7. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

8. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2013. The securities owned of $44,467,432, included in cash and cash equivalents primarily represent money market funds in cash equivalents and short-term investments and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820.

There have been no transfers between levels for the year ended December 31, 2013.

9. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2013, the Company had net capital of $8,795,863 which was $5,631,415 in excess of its required net capital of $3,164,448. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 5.40 to 1.

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